

September 5, 2013

Via E-mail
David A. McGuffie
Chief Executive Officer
Covisint Corporation
One Campus Martius
Detroit, MI 48226-5099

> **Re:** **Covisint Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 16, 2013**
> **File No. 333-188603**

Dear Mr. McGuffie:

We have reviewed your amendment registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

1. We note that July 23, 2013 earnings call of Compuware included information regarding Covisint's historical and anticipated performance. Provide your analysis of whether the information disclosed by Compuware about Covisint in the earnings call is the same as that provided in Covisint's prospectus. Also, provide your views on whether the Covisint prospectus should be expanded to incorporate any material information regarding Covisint not previously provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Stock-based Compensation

Covisint Corporation Stock Compensation, page 62

2. We note your disclosure on pages 111 and F-41 that you granted options on August 7, 2013. Please revise your disclosure to disclose the following regarding this grant as well as any subsequent grants up to the effectiveness of the registration statement:

- the nature and type of stock option or other equity related transaction;
- the date of grant/issuance;
- the number of options granted;
- the exercise price;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the amount and timing of expense recognition;
- discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted;
- discuss the significant factors contributing to the difference in the fair value determined between this grant and the March 4, 2013 grant. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock; and
- disclose the expected impact the additional grants will have on your financial statements.

3. Please reconcile for us and explain the difference between the fair value of the underlying stock as of the August 7, 2013 valuation and the midpoint of your IPO offering range.

Management, page 94

4. Please revise Mr. Paul's biography to clarify that he is a member of Compuware's board of directors.

Principal Shareholders, page 121

5. Since Messrs. Grabe, Szygenda, and Paul are members of the board of directors of Compuware, please advise us why their respective beneficial ownership amounts do not include the 30,003,000 shares owned by Compuware. As directors of Compuware, it

would appear these individuals would share voting and/or investment power of the shares held or record by Compuware.

Certain Relationships and Related Party Transactions

Relationship with Compuware, page 113

6.   Please update your related party disclosures to provide disclosures of intercompany transactions with Compuware through June 30, 2013, including your intercompany balances from January 1, 2013 through June 30, 2013. Your disclosures on page 114 either relate solely expenses for the periods ending March 31, 2013 or intercompany balances for the quarter ended June 30, 2013, instead of the entire period covered from January 1, 2013 to June 30, 2013.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Norman H. Beitner, Esq.
        Honigman Miller Schwartz and Cohn LLP